Lightspeed POS Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three months ended June 30, 2021
(expressed in thousands of US dollars)

Lightspeed POS Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at June 30 and March 31, 2021

(expressed in thousands of US dollars)
	Notes	June 30, 2021	March 31, 2021
Assets		$	$

Current assets
Cash and cash equivalents		603,718	807,150
Trade and other receivables	11	26,784	24,771
Inventories		3,397	1,573
Other current assets	10	26,885	24,171

Total current assets		660,784	857,665

Lease right-of-use assets, net		25,148	21,206
Property and equipment, net		9,549	8,342
Intangible assets, net	4	309,388	234,493
Goodwill	4	1,266,031	971,939
Restricted cash and other long-term assets	12	14,723	11,504
Deferred tax assets		139	170

Total assets		2,285,762	2,105,319

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	77,177	65,052
Lease liabilities		6,634	5,120
Income taxes payable		787	114
Current portion of deferred revenue		50,064	43,116

Total current liabilities		134,662	113,402

Deferred revenue		2,629	2,796
Lease liabilities		23,449	20,558
Long-term debt	15	29,787	29,770
Accrued payroll taxes on stock-based compensation		3,938	3,154
Deferred tax liabilities		7,930	1,356

Total liabilities		202,395	171,036

Shareholders’ equity
Share capital	16	2,716,142	2,526,448
Additional paid-in capital		44,300	35,877
Accumulated other comprehensive income		10,019	9,715
Accumulated deficit		(687,094)	(637,757)

Total shareholders’ equity		2,083,367	1,934,283

Total liabilities and shareholders’ equity		2,285,762	2,105,319

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three months ended June 30, 2021 and 2020

(expressed in thousands of US dollars, except per share amounts)
		Three months ended June 30,
	Notes	2021	2020
		$	$

Revenues	5	115,920	36,229

Direct cost of revenues	6, 7	58,347	13,515

Gross profit		57,573	22,714

Operating expenses
General and administrative	7	22,277	6,799
Research and development	7	22,216	9,739
Sales and marketing	7	42,270	16,257
Depreciation of property and equipment		869	412
Depreciation of right-of-use assets		1,625	827
Foreign exchange loss		249	480
Acquisition-related compensation		2,014	5,129
Amortization of intangible assets		17,013	4,405
Restructuring		197	—

Total operating expenses		108,730	44,048

Operating loss		(51,157)	(21,334)

Net interest income (expense)	8	226	(301)

Loss before income taxes		(50,931)	(21,635)

Income tax expense (recovery)
Current		630	55
Deferred		(2,224)	(1,574)

Total income tax recovery		(1,594)	(1,519)

Net loss		(49,337)	(20,116)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		304	6,893

Total comprehensive loss		(49,033)	(13,223)

Net loss per share – basic and diluted	9	(0.38)	(0.22)

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three months ended June 30, 2021 and 2020

(expressed in thousands of US dollars)
	Three months ended June 30,
	2021	2020
Cash flows from (used in) operating activities	$	$
Net loss	(49,337)	(20,116)
Items not affecting cash and cash equivalents
Acquisition-related compensation	580	2,336
Amortization of intangible assets	17,013	4,405
Depreciation of property and equipment and lease right-of-use assets	2,494	1,239
Deferred income taxes	(2,224)	(1,574)
Stock-based compensation expense	12,387	5,529
Unrealized foreign exchange gain	220	172
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(883)	251
Inventories	(1,824)	309
Other assets	(2,823)	592
Accounts payable and accrued liabilities	7,736	3,406
Income taxes payable	673	4
Deferred revenue	820	(5,098)
Other long-term liabilities	784	833
Net interest (income) expense	(226)	301

Total operating activities	(14,610)	(7,411)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,235)	(160)
Acquisition of businesses, net of cash acquired	(191,686)	(1,779)
Interest income	1,196	468

Total investing activities	(191,725)	(1,471)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	5,544	2,872
Share issuance costs	(570)	(778)
Payment of lease liabilities and movement in restricted lease deposits	(1,922)	(954)
Financing costs	(287)	(343)

Total financing activities	2,765	797

Effect of foreign exchange rate changes on cash and cash equivalents	138	637

Net decrease in cash and cash equivalents during the period	(203,432)	(7,448)

Cash and cash equivalents – Beginning of period	807,150	210,969

Cash and cash equivalents – End of period	603,718	203,521

Interest paid	243	301
Income taxes paid	147	—

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the three months ended June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$
Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283

Net loss		—	—	—	—	(49,337)	(49,337)
Share issuance costs		—	(480)	—	—	—	(480)
Exercise of stock options and vesting of share awards		345,049	9,508	(3,964)	—	—	5,544
Stock-based compensation		—	—	12,387	—	—	12,387
Share-based acquisition-related compensation		25,099	580	—	—	—	580
Shares issued in connection with business combination	4	2,692,277	180,086	—	—	—	180,086
Other comprehensive income		—	—	—	304	—	304

Balance as at June 30, 2021		131,590,940	2,716,142	44,300	10,019	(687,094)	2,083,367

Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138

Net loss		—	—	—	—	(20,116)	(20,116)
Share issuance costs		—	(3)	—	—	—	(3)
Exercise of stock options and vesting of share awards		738,483	3,988	(1,116)	—	—	2,872
Stock-based compensation		—	—	5,529	—	—	5,529
Share-based acquisition-related compensation		25,099	2,336	—	—	—	2,336
Other comprehensive income		—	—	—	6,893	—	6,893

Balance as at June 30, 2020		92,970,399	858,436	16,186	622	(533,595)	341,649

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

    1. Organization and nature of operations
Lightspeed POS Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed provides easy-to-use, omni-channel commerce enabling platforms. The Company’s software platforms provide its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). Certain information and disclosures have been omitted or condensed. The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent annual audited consolidated financial statements. These unaudited condensed interim consolidated financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2021. Certain comparative figures have been reclassified in order to conform to the current period presentation.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on August 4, 2021.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and reported amounts of revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2021.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. Refer to note 3 for a description of how COVID-19 has resulted in measurement uncertainty relating to certain of the Company’s significant accounting estimates and assumptions.
    3. Significant accounting policies and other changes in the current reporting period
Changes in subsidiaries
On April 16, 2021, the Company acquired a 100% interest in Vend Limited and its affiliates ("Vend"), each of which are now wholly-owned subsidiaries of the Company (note 4).
Risks and uncertainties related to COVID-19
The uncertainties around the COVID-19 pandemic, continuing resurgences of COVID-19, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the three months ended June 30, 2021 other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. For information on the Company's loss allowance, refer to note 11. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities.
    4. Business combinations
Vend
On April 16, 2021, the Company acquired all of the outstanding shares of Vend, a cloud-based retail management software company based in Auckland, New Zealand.
The fair value of consideration of $371,869 consisted of $192,020 cash paid on the closing date, net of cash acquired, and 2,692,277 Common Shares, at a fair value of $66.89 per share, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Additional cash may be paid by (or returned to) the Company due to a customary post-closing working capital adjustment.
Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $1,151 were incurred in relation to the acquisition, and $339 were incurred for the three months ended June 30, 2021. These amounts have been included in general and administrative expenses in the Company's condensed interim consolidated statements of loss and comprehensive loss.
The results of operations of Vend have been consolidated with those of the Company as at April 16, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Vend’s assets and liabilities as at April 16, 2021.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The following table summarizes the allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	12,753
Trade receivables and other assets	3,878

Total current assets	16,631

Property and equipment	868
Goodwill	293,664
Customer relationships	48,300
Software technology	43,700
Other long-term assets	437

Total assets	403,600

Current liabilities
Accounts payable and accrued liabilities	4,241
Deferred revenue	5,961

Total current liabilities	10,202

Deferred tax liability	8,776

Total liabilities	18,978

Fair value of net assets acquired	384,622
Less: Cash acquired	12,753

Fair value of net assets acquired, less cash acquired	371,869

Paid in Common Shares of the Company	180,086
Paid in cash	192,020
Receivable from Vend	237

Fair value of consideration transferred	371,869
The goodwill related to the acquisition of Vend is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing Vend technology in the Company’s product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of Vend and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively.
Right-of-use assets and lease liabilities of $2,761 were recorded by Lightspeed on the acquisition date of Vend.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The amounts of revenues contributed by Vend from the dates of acquisition and included in the Company's condensed interim consolidated statements of loss and comprehensive loss for the three months ended June 30, 2021 is $7,571.
    5. Revenue from contracts with customers
The disaggregation of the Company’s revenue from contracts with customers was as follows:

	Three months ended June 30,
	2021	2020
	$	$

Subscription revenue	49,925	23,192
Transaction-based revenue	56,453	10,214
Hardware and other revenue	9,542	2,823

Total revenue from contracts with customers	115,920	36,229
    6. Direct cost of revenues

	Three months ended June 30,
	2021	2020
	$	$

Subscription cost of revenue	14,617	5,447
Transaction-based cost of revenue	32,189	5,523
Hardware and other cost of revenue	11,541	2,545

Total direct cost of revenues	58,347	13,515
    7. Employee compensation
The total employee compensation comprising salaries and benefits, excluding government assistance, for the three months ended June 30, 2021, was $66,002 (June 30, 2020 – $32,189).

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Stock-based compensation and related costs were included in the following expenses:

	Three months ended June 30,
	2021	2020
	$	$

Direct cost of revenues	1,195	541
General and administrative	3,369	1,842
Research and development	4,204	2,251
Sales and marketing	7,907	2,582

Total stock-based compensation and related costs	16,675	7,216
Due to the COVID-19 pandemic, the Company benefited from global government subsidies in the three months ended June 30, 2020. The subsidies were included as a reduction in the following expenses:

	Three months ended June 30,
	2021	2020
	$	$

Direct cost of revenues	—	823
General and administrative	—	1,144
Research and development	—	1,940
Sales and marketing	—	2,309

Total government subsidy	—	6,216
    8. Finance income and costs

	Three months ended June 30,
	2021	2020
	$	$

Interest income	995	448
Interest expense	(769)	(749)

Net interest income (expense)	226	(301)

    9. Loss per share
The Company has share options and awards as potentially dilutive securities. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive;

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
therefore, basic and diluted number of shares is the same for the three months ended June 30, 2021 and 2020. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	Three months ended June 30,
	2021	2020

Issued Common Shares	131,590,940	92,970,399
Weighted average number of Common Shares – basic and diluted	130,882,174	92,464,395

Net loss per Common Share – basic and diluted	$(0.38)	$(0.22)
The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive was 8,165,121 stock options and awards for the three months ended June 30, 2021 (June 30, 2020 - 7,516,555).
    10. Other current assets

	June 30, 2021	March 31, 2021
	$	$

Restricted cash and restricted deposits	9,252	7,749
Prepaid expenses and deposits	10,742	10,458
Commission asset	4,784	4,000
Other	2,107	1,964

Total other current assets	26,885	24,171
    11. Trade and other receivables

	June 30, 2021	March 31, 2021
	$	$

Trade	16,917	15,477
Loss allowance	(3,511)	(3,519)

Total trade receivables	13,406	11,958

Research and development tax credits receivable	4,503	6,605
Sales tax receivable	2,376	2,827
Merchant cash advances	3,585	2,309
Other	2,914	1,072

Total trade and other receivables	26,784	24,771

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    12. Restricted cash and other long-term assets

	June 30, 2021	March 31, 2021
	$	$

Restricted cash	1,476	1,325
Prepaid expenses and deposits	3,496	2,707
Commission asset	7,238	5,234
Other	2,513	2,238

Total restricted cash and other-long term assets	14,723	11,504
    13. Accounts payable and accrued liabilities

	June 30, 2021	March 31, 2021
	$	$

Trade	34,066	22,085
Accrued compensation and benefits	17,048	20,409
Accrued payroll taxes on stock-based compensation	8,228	5,689
Acquisition-related payables	14,912	13,792
Other	2,923	3,077

Total accounts payable and accrued liabilities	77,177	65,052

The Company's commitments as at June 30, 2021 increased from those disclosed in our audited annual consolidated financial statements for the year ended March 31, 2021.

The Company renegotiated two commitments with cloud service providers, signed during the three months ended June 30, 2021. The first renegotiated agreement increased the Company's commitments by $28,900 over the next five fiscal years while the second renegotiated agreement increased the Company's commitments by $8,100 over the next four fiscal years.

The Company renegotiated some contracts with payments processors which include minimum fee commitments of $41,800 over the next four fiscal years.

The Company has also entered into a new agreement with a hardware provider with a spend commitment of $3,800 over the next two fiscal years.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    14. Contingencies and Provisions
A provision of $1,775 is included in the trade payables in note 13 in respect of a threatened litigation against one of the Company’s subsidiaries. Lightspeed was indemnified against the potential liability resulting therefrom as part of the acquisition of the subsidiary. An indemnification asset of the same amount is therefore included in other receivables in note 11.
A provision of $1,487 has been included in the trade payables in note 13 in respect of an ongoing litigation matter in respect of which Lightspeed has entered into an agreement in principle to settle without any admission of wrongdoing. Lightspeed is partially insured against potential liability in such matter and anticipates receiving a minimum of $282, which is included in other receivables in note 11.
The Company is involved in other litigations and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
    15. Credit facility
The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”).
The Revolver will be available for draw at any time during the term of the Credit Facilities.
The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) ("Gastrofix") and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR + 3.0%.
The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term.
The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Credit Facilities are secured by all material assets of the Company. The Company was not in breach of any covenants as at June 30, 2021.
    16. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.
    17. Related party transactions
Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended June 30,
	2021	2020
	$	$

Short-term employee benefits and other benefits	586	408
Stock-based payments	1,617	1,697

Total compensation paid to key management personnel	2,203	2,105
    18. Financial instruments
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Unobservable inputs for the asset or liability.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash, trade receivables, merchant cash advances, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on stock-based compensation approximates its carrying value as at June 30 and March 31, 2021.
Recurring fair value measurements
The fair value of the merchant cash advances was determined by calculating the present value of the future estimated cash flows based on the terms of the agreements.
Contingent consideration
On January 7, 2020, the Company acquired Gastrofix, a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach, and is calculated based on estimates of future revenue performance. The maximum potential contingent consideration payout was $10,030 over the two years following the acquisition. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities on the condensed interim consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
June 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
expenses in the condensed interim consolidated statements of loss and comprehensive loss. As at June 30, 2021, there was no change in the estimated contingent consideration from the time of the acquisition.
As at June 30 and March 31, 2021, financial instruments measured at fair value in the condensed interim consolidated balance sheet were as follows:

	June 30, 2021			March 31, 2021

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Cash and cash equivalents	Level 1	603,718	603,718	Level 1	807,150	807,150
Restricted cash and restricted deposits	Level 1	10,728	10,728	Level 1	9,074	9,074
Merchant cash advances	Level 3	3,585	3,585	Level 3	2,309	2,309
Contingent consideration	Level 3	0	0	Level 3	0	0
    19. Subsequent events
On June 7, 2021, the Company announced that it had entered into a definitive agreement to acquire the Ecwid corporate group, a California-based global eCommerce platform provider, through the merger of Ecwid Acquisition Inc. with a wholly owned subsidiary of Lightspeed, for a total estimated consideration of approximately $500,000, satisfied by way of payment on closing of $175,000 in cash and the issuance of Common Shares valued at approximately $325,000. The actual purchase price will be determined based on the quoted price of the Common Shares on the NYSE on the closing date, and is subject to a customary post-closing working capital adjustment. The deal is expected to close before the end of the Company's second quarter and is subject to customary closing conditions.
On July 1, 2021, the Company acquired all of the outstanding shares of NuORDER, Inc. ("NuORDER"), Los Angeles-based provider of a transformative digital platform that connects businesses and suppliers. The fair value of consideration transferred of $387,245 consisted of $206,857 cash paid on the closing date, net of cash acquired, and 2,143,393 Common Shares, at a fair value of $84.16 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment. An additional 500,629 Common Shares at fair value of $84.16 will be issued to certain NuORDER employees over the next three years, in each case contingent on the continued employment of those employees and is accounted for as acquisition-related compensation expense. The assessment of the purchase price and the accounting for this acquisition has not yet been finalized and certain IFRS 3 disclosures have not been included due to the timing of the acquisition.